SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

      INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                           JF China Region Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   46614T-10-7
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 46614T-10-7                13G                          PAGE 2 OF 7


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     (1)     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                John A. Levin & Co., Inc.
                13-3134273
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     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
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     (3)     SEC USE ONLY

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     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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NUMBER OF      (5)  SOLE VOTING POWER
                    39,070
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    278,940
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    37,970
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    292,685
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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               330,655
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    (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
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    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               7.21%
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    (12) TYPE OF REPORTING PERSON
               IA
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CUSIP No. 46614T-10-7                13G                          PAGE 3 OF 7

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     (1)     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BKF Capital Group, Inc.
                36-0767530
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     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
------------------------------------------------------------------------------
     (3)     SEC USE ONLY

-----------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    39,070
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    278,940
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    37,970
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    292,685
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                330,655
-----------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES                          [ ]
-----------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                7.21%
-----------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
                HC
-----------------------------------------------------------------------------


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CUSIP No. 46614T-10-7                13G                          PAGE 4 OF 7


ITEM 1(a).  NAME OF ISSUER:
            JF China Region Fund, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            301 Bellevue Parkway, Wilmington, DE  19809

ITEM 2(a).  NAME OF PERSON FILING:
             John A. Levin & Co., Inc.  ("Levin & Co.")
             BKF Capital Group, Inc.    ("BKF")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
             John A. Levin & Co., Inc.         BKF Capital Group, Inc.
             One Rockefeller Plaza             One Rockefeller Plaza
             New York, New York  10020         New York, New York  10020

ITEM 2(c).  CITIZENSHIP:
             Levin & Co. and BKF are each corporations organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
             Common Stock, $.01 par value.

ITEM 2(e).  CUSIP NUMBER:
             46614T-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940
          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-


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CUSIP No. 46614T-10-7                13G                          PAGE 5 OF 7

                  1(b)(1)(ii)(F)
          (g) [x] Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G);
          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
          (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [ ]

ITEM 4.   OWNERSHIP.
             (a)   Amount Beneficially Owned:
                   330,655

             (b)   Percentage of Class:
                   7.21% (based on the 4,585,160 shares of Common Stock, reported to be outstanding as of June 30, 2004 as reflected in the Company's Form N-CSR for the period ended June 30, 2004.)

             (c)   Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote:
                       39,070

                 (ii)  shared power to vote or to direct the vote:
                       278,940

                 (iii) sole power to dispose or to direct the disposition of:
                       37,970

                 (iv) shared power to dispose or to direct the disposition of: 292,685

             Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. BKF is the sole shareholder of Levin Management Co., Inc., a Delaware corporation which is the sole shareholder of Levin & Co. BKF, therefore, may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co.


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CUSIP No. 46614T-10-7                13G                          PAGE 6 OF 7

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. This Schedule 13G is filed by Levin & Co. and BKF with respect to Common Stock purchased by Levin & Co. on behalf of Levin & Co.'s investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.
             Not applicable.



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CUSIP No. 46614T-10-7                13G                          PAGE 7 OF 7

ITEM 10.     CERTIFICATION. (if filing pursuant to Rule 13d-1(b))
             By signing below, Levin & Co. and BKF certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2005
                                JOHN A. LEVIN & CO., INC.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel

                                BKF Capital Group, Inc.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel